U.S. SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO-C
(RULE 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

EMULEX CORPORATION
(Name of subject company issuer)
EMULEX CORPORATION
(Name of filing persons, offeror)
Options to Purchase Common Stock, Par Value $0.10 Per Share
and related Preferred Stock Purchase Rights
(Title and Class of Securities)
292475 20 9
(CUSIP Number of Class of Securities of Underlying Common Stock)
Randall G. Wick, Esq.
Senior Vice President and General Counsel
3333 Susan Street
Costa Mesa, CA 92626
714-662-5600
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copy to:
Robert Steinberg, Esq.
Jeffer, Mangels, Butler & Marmaro, LLP
7th Floor
1900 Avenue of the Stars
Los Angeles, California 90067
(310) 203-8080
CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee

Not applicable	Not applicable

*	No filing fee is required because this filing contains only preliminary communications made before the commencement of a tender offer.
☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and date of its filing.

Amount Previously Paid:

Filing Party:

Form or Registration No.:

Date Filed:

     ☑ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
     ☐ third-party tender offer subject to Rule 14d-1.
     ☑ issuer tender offer subject to Rule 13e-4.
     ☐ going-private transaction subject to Rule 13e-3.
     ☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐
     Attached as Exhibit 99.1 is an email from our Chief Executive Officer and President to our employees on November 24, 2008 regarding the approval by our stockholders of a proposal providing for a voluntary one-time only stock option exchange program pursuant to which certain holders of outstanding stock options (the options eligible for the exchange program are referred to herein as “eligible awards”) with an exercise price above the per-share 52-week high of our common stock (measured as of the start date of the exchange program) will be permitted to exchange their eligible awards for a lesser number of restricted stock units to be granted under our 2005 Equity Incentive Plan (the “exchange program”).
     This written communication does not constitute an offer to holders of eligible options to purchase our common stock or an offer to exchange eligible options for common stock. At the time the exchange program begins, we will provide option holders who are eligible to participate in the exchange program with written materials explaining the precise terms and timing of the exchange program. Persons who are eligible to participate in the exchange program should read these written materials carefully when they become available because they will contain important information about the exchange program. We will also file these written materials with the Securities and Exchange Commission as part of a tender offer statement upon the commencement of the exchange program. Our stockholders and option holders will be able to obtain these written materials and other documents filed by the Company with the Securities and Exchange Commission free of charge from the Securities and Exchange Commission’s website at www.sec.gov.

ITEM 12. EXHIBITS.
EX-99.1

ITEM 12. EXHIBITS.

EXHIBIT
NUMBER	DESCRIPTION
99.1	Email to employees, dated November 24, 2008, from James McCluney